K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

January 24, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (File No. 333-163101, 811-22348)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Trust”) is Pre-Effective Amendment No. 4 to the Trust’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 4”).

A total registration fee of $2,750.40 is being filed with Pre-Effective Amendment No. 4 to the Trust’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 4 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

Included with Pre-Effective Amendment No. 4, both the underwriters and the Trust formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m. EST on Thursday January 26, 2012.

Included in Appendix A are responses to oral comments received on January 19, 2012.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,
/s/ Clair E. Pagnano
Clair E. Pagnano

Appendix A

Responses to Oral Comments Received on January 19, 2012, from Richard Pfordte and Valerie Lithotomos, SEC staff members, to Fred Marius and Stephanie Rosander of Eaton Vance Management and Clair Pagnano of K&L Gates LLP.

Comment:    Please describe what type of derivative contracts the “Private Derivative Contracts” will be (e.g., are they total return swaps)?

Response:    The Fund notes that the Private Derivative Contracts are called “single pay contracts” and have imbedded puts and calls that create the specific derivative instrument in which the Trust will invest. The Private Derivative Contracts will not be swaps, but will be subject to an ISDA master agreement. The Fund points the Staff to the disclosure that currently appears in the prospectus as set forth below, which fully describes the Private Derivative Contacts. Therefore no further disclosure changes will be made.

The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that will mature on or shortly before the Termination Date and (2) entering into over-the-counter private derivative contracts (the “Private Derivative Contracts”) that provide for the Trust to pay or receive cash at Private Derivative Contract settlement (sometimes referred to as “single-pay contracts”) based on the price performance of the Index over the life of the Private Derivative Contracts, which are scheduled to conclude on the Termination Date.

The Private Derivative Contracts will be over-the-counter transactions entered into with a counterparty which has executed an ISDA (international swap dealer association) agreement with the Trust. The specific terms of the Private Derivative Contract are set forth in the confirmation statement (commonly known as a “confirm”) that the Trust receives upon entering into the contract. The Trust will have contractual enforcement rights under the terms of the Private Derivative Contracts which it may exercise if necessary.